Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2013	2012

Earnings from continuing operations before income taxes	$472	$476
Less: Equity earnings	(49)	(47)
Add: Total fixed charges deducted from earnings	187	191
Dividends received from equity investees	52	41

Earnings available for payment of fixed charges	$662	$661

Fixed charges

Interest expense	$184	$187
Portion of operating lease rental deemed to be interest	3	4

Total fixed charges deducted from earnings and fixed charges	$187	$191

Ratio of earnings to fixed charges	3.5	3.5